Dreyfus
U.S. Treasury
Intermediate Term Fund

ANNUAL REPORT December 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus U.S. Treasury Intermediate Term Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for U.S. fixed-income markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors in which prices of U.S. Treasury securities surged higher while virtually all other domestic fixed-income sectors tumbled, including highly rated corporate bonds. Still, strong performance over the first half of the year helped most fixed-income indices post positive absolute returns for the year. During the second half of the year, the Fed took action to forestall a potential recession by implementing several short-term interest rate cuts. By the end of 2007, these actions contributed to a relatively wider yield-curve along the bond market's maturity spectrum.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Christopher Pellegrino, Portfolio Manager

Fund and Market Performance Overview

The U.S. bond market was relatively stable over the first half of the reporting period, but the second half saw heightened market volatility as a credit crisis originating in the sub-prime mortgage sector sparked a "flight to quality" among investors. U.S. Treasury securities gained value in this environment, but many other types of fixed-income securities languished. The fund produced a slightly lower return than its benchmark due to relative underperformance among its non-Treasury holdings.

For the 12-month period ended December 31, 2007, Dreyfus U.S. Treasury Intermediate Term Fund achieved a total return of 8.22%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Intermediate Term Index (the "Index"), achieved a total return of 8.89% for the same period.[2]

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income.

As a U.S. Treasury securities fund, the fund invests in U.S. Treasury bills, notes and other securities issued or guaranteed by the U.S. government and its agencies or instrumentalities. The fund may also invest in options and futures and enter into repurchase agreements with securities dealers that are backed by U.S. Treasuries.

Because U.S. Treasury bills and notes are backed by the full faith and credit of the U.S. government, they are generally considered among the highest-quality investments available. By investing in these obligations, the fund seeks to maintain a high degree of credit safety. Of course, the market value of the fund's securities and the value of fund shares are not insured or guaranteed by the U.S. government. The fund maintains a dollar-weighted average maturity between three and 10 years.

U.S. Treasury Securities Benefited from a Flight to Quality

Most sectors of the U.S. bond market produced positive absolute returns for the reporting period, but those results were achieved despite a more challenging market environment over the summer and fall. Beginning in late February 2007, a higher-than-expected number of delinquencies and defaults among homeowners with sub-prime mortgages resulted in heightened market volatility and concerns that consumer spending might slow. By July, weakness in the sub-prime lending sector had spread to other areas of the bond market, causing a flight to quality among fixed-income investors and creating difficult liquidity conditions in a number of market sectors. Some highly leveraged institutional investors were forced to sell their more liquid and creditworthy bonds in order to raise cash for redemption requests and margin calls, which put downward pressure on market sectors with little or no exposure to sub-prime loans.

In an effort to promote greater liquidity and forestall a possible recession, the Federal Reserve Board (the "Fed") reduced key short-term interest rates in August, September, October and December. While these moves helped stabilize the bond market to a degree, mounting losses among major U.S. and global banks and intensifying concerns regarding the possibility of a U.S. recession led to renewed market volatility over the final months of the year.

In this turbulent environment, U.S. Treasury securities proved to be one of the stronger segments of the U.S. financial markets in 2007, as they posted substantial gains amid robust investor demand during the flight to quality. In contrast, riskier, higher-yielding bonds, including most other parts of the U.S. government securities market, lagged Treasuries when investors reassessed their attitudes toward risk.

Our Interest Rate Strategies Boosted the Fund's Relative Performance

For much of the year, we maintained the fund's average duration in a range that was slightly longer than that of the Index, which helped the fund participate more fully in the U.S. Treasury securities market's gains during the downturn. Our yield curve strategy focused primarily on short- and intermediate-term securities, while de-emphasizing those with longer maturities. This "bulleted" strategy helped the fund benefit from relative strength along the short-intermediate segment of the maturity spectrum.

On the other hand, we had allocated a portion of the fund's assets to non-Treasury securities, primarily U.S. government agency debentures, in an attempt to capture higher current yields. While these highly rated positions achieved positive absolute returns and fared better than mortgage-backed securities and corporate bonds, they lagged U.S. Treasury performance and caused the fund's return to lag that of its benchmark.

Maintaining Caution in a Changing Market

Despite the Fed's attempts to calm the markets through lower short-term interest rates and injections of liquidity into the banking system, uncertainty has persisted with regard to the future impact of elevated energy prices, the housing recession, ongoing sub-prime turmoil, tighter lending standards and mounting bank losses. Therefore, we expect the Fed to reduce short-term interest rates further. In addition, recent price dislocations have created opportunities to purchase U.S. government agency securities and other high-quality, short-duration assets at more attractive valuations, but we currently prefer to maintain a cautious investment posture until the economic and market outlooks become clearer.

January 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Intermediate Term Index is an unmanaged performance benchmark for Treasury securities with maturities of 1-10 years; issues in the index must have par amounts outstanding greater than or equal to $1 billion.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus U.S. Treasury Intermediate Term Fund and the Merrill Lynch Governments, U.S. Treasury, Intermediate-Term (1-10 Years) Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Fund	**8.22%**	**3.49%**	**5.01%**

† Source: Bloomberg L.P.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus U.S. Treasury Intermediate Term Fund on 12/31/97 to a $10,000 investment made in the Merrill Lynch Governments, U.S. Treasury, Intermediate-Term (1-10 Years) Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account fees and expenses. The Index is an unmanaged performance benchmark for Treasury securities with maturities of 1-10 years; issues in the Index must have par amounts outstanding greater than or equal to $1 billion. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Intermediate Term Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 3.39
Ending value (after expenses)	$1,069.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 3.31
Ending value (after expenses)	$1,021.93

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2007

Bonds and Notes–98.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Auto Receivables–.5%**				
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	885,000	**884,826**
Asset-Backed Ctfs./ **Home Equity Loans–2.7%**				
Small Business Administration, Ser. 2005-P10A, Cl. 1	4.64	2/10/15	5,232,901	**5,193,345**
U.S. Government Agencies–9.9%				
Federal Farm Credit Banks, Bonds	4.70	12/10/14	300,000	309,865
Federal Farm Credit Banks, Bonds	4.85	10/25/12	300,000	311,939
Federal Farm Credit Banks, Bonds	5.35	6/16/14	285,000	305,007
Federal Home Loan Banks, Bonds, Ser. 1	5.13	5/15/09	6,750,000	6,781,880
Federal Home Loan Banks, Bonds, Ser. SY08	5.63	2/15/08	495,000	495,578
Federal Home Loan Mortgage Corp., Notes	5.40	3/2/12	200,000	202,052
Federal Home Loan Mortgage Corp., Notes	5.63	3/15/11	400,000	423,981
Federal National Mortgage Association, Notes	5.80	2/9/26	3,400,000	3,514,794
Federal National Mortgage Association, Notes	6.00	5/15/11	5,000,000	5,369,630
Federal National Mortgage Association, Notes	7.13	6/15/10	250,000	270,624
Small Business Administration, Gov't Gtd. Notes, Ser. 10-A	6.64	2/1/11	58,490	60,381
Student Loan Marketing Association, Notes	7.35	8/1/10	100,000	109,193
Tennessee Valley Authority, Notes, Ser. C	4.75	8/1/13	500,000	514,178
Tennessee Valley Authority, Bonds, Ser. G	5.38	11/13/08	200,000	201,949
Tennessee Valley Authority, Bonds	7.13	5/1/30	350,000	456,845
				19,327,896

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed−1.2%		
Federal Home Loan Mortgage Corp.		
7.50%, 11/1/29	10,180	10,894
Federal National Mortgage Association:		
6.50%, 10/1/31	16,940	17,520
7.00%, 3/1/12	33,795	35,202
Government National Mortgage Association I:		
6.00%, 1/15/33	96,927	99,372
6.50%, 5/15/26	53,085	55,164
Ser. 2005-9, Cl. A,		
4.03%, 5/16/22	597,778	591,561
Ser. 2006-6, Cl. A,		
4.05%, 10/16/23	504,436	499,440
Ser. 2006-9, Cl. A,		
4.20%, 8/16/26	1,101,507	1,092,292
		2,401,445
U.S. Treasury Notes−83.8%		
3.50%, 12/15/09	33,860,000 [a]	34,156,309
3.88%, 5/15/09	16,700,000 [a]	16,880,059
4.25%, 8/15/15	300,000 [a]	308,015
4.50%, 2/28/11	15,254,000 [a]	15,893,966
4.50%, 4/30/12	17,750,000 [a]	18,547,366
4.50%, 2/15/16	10,245,000 [a]	10,666,807
4.50%, 5/15/17	13,185,000 [a]	13,670,168
4.63%, 7/31/12	16,960,000 [a]	17,813,308
4.88%, 7/31/11	5,541,000 [a]	5,849,224
4.88%, 6/30/12	5,360,000 [a]	5,686,628
5.75%, 8/15/10	22,220,000	23,716,383
		163,188,233
Total Bonds and Notes		
(cost $188,093,167)		**190,995,745**

Options−.1%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009 @ 4	19,100,000	50,284
U.S. Treasury 5 Year Notes,		
January 2008 @ 110.5	10,600,000	64,594
Total Options		
(cost $133,360)		**114,878**

Short-Term Investments−.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
2.90%, 3/27/08 (cost $552,148)	556,000 b	**551,836**

Other Investment−.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,411,000)	1,411,000 c	**1,411,000**

Investment of Cash Collateral for Securities Loaned−34.6%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $67,324,989)	67,324,989 c	**67,324,989**

Total Investments (cost $257,514,664)	**133.8%**	**260,398,448**
Liabilities, Less Cash and Receivables	**(33.8%)**	**(65,723,609)**
Net Assets	**100.0%**	**194,674,839**

[a] All or a portion of these securities are on loan. At December 31, 2007, the total market value of the fund's securities on loan is $68,322,317 and the total market value of the collateral held by the fund is $69,709,911, consisting of cash collateral of $67,324,989 and U.S. Government and Agency securities valued at $2,384,922.

[b] All or partially held by a broker as collateral for open financial futures positions.

[c] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	94.9	Asset/Mortgage-Backed	3.2
Short-Term/Money		Options	.1
Market Investments	35.6		**133.8**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	116	24,389,000	March 2008	23,563
Financial Futures Short				
U.S. Treasury 10 Year Notes	8	(907,125)	March 2008	(5,125)
				18,438

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

December 31, 2007

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 5 Year Notes		
January 2008 @ 111.5		
(Premiums received $121,890)	21,200,000	**(92,750)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $68,322,317)–Note 1(b):		
Unaffiliated issuers	188,778,675	191,662,459
Affiliated issuers	68,735,989	68,735,989
Cash		152,948
Dividends and interest receivable		1,994,912
Receivable for shares of Beneficial Interest subscribed		52,826
Receivable for futures variation margin–Note 4		32,375
Prepaid expenses		9,314
		262,640,823
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		76,063
Liability for securities on loan–Note 1(b)		67,324,989
Payable for shares of Beneficial Interest redeemed		335,442
Outstanding options written, at value (premiums received $121,890)–See Statement of Options Written		92,750
Accrued expenses		136,740
		67,965,984
Net Assets ($)		**194,674,839**
Composition of Net Assets ($):		
Paid-in capital		203,338,210
Accumulated undistributed investment income–net		263,370
Accumulated net realized gain (loss) on investments		(11,858,104)
Accumulated net unrealized appreciation (depreciation) on investments and options (including $18,438 net unrealized appreciation on financial futures)		2,931,363
Net Assets ($)		**194,674,839**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		15,112,322
Net Asset Value, offering and redemption price per share ($)		**12.88**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Interest	8,792,314
Dividends;	
Affiliated issuers	179,629
Income from securities lending	156,805
Total Income	**9,128,748**
Expenses:	
Management fee–Note 3(a)	1,152,753
Shareholder servicing costs–Note 3(b)	446,098
Professional fees	58,644
Trustees' fees and expenses–Note 3(c)	35,472
Registration fees	30,878
Prospectus and shareholders' reports	23,694
Custodian fees–Note 3(b)	19,023
Loan commitment fees–Note 2	1,503
Interest expense–Note 2	102
Miscellaneous	23,319
Total Expenses	**1,791,486**
Less–reduction in management fee due to undertaking–Note 3(a)	(542,554)
Net Expenses	**1,248,932**
Investment Income–Net	**7,879,816**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,142,435
Net realized gain (loss) on financial futures	2,500,099
Net realized gain (loss) on options transactions	64,025
Net Realized Gain (Loss)	**3,706,559**
Net unrealized appreciation (depreciation) on investments and options transaction (including $301,719 net unrealized appreciation on financial futures)	3,802,113
Net Realized and Unrealized Gain (Loss) on Investments	**7,508,672**
Net Increase in Net Assets Resulting from Operations	**15,388,488**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income–net	7,879,816	7,052,049
Net realized gain (loss) on investments	3,706,559	(1,374,282)
Net unrealized appreciation (depreciation) on investments	3,802,113	(48,488)
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,388,488**	**5,629,279**
Dividends to Shareholders from ($):		
Investment income–net	**(8,058,105)**	**(6,948,618)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	36,431,137	49,368,222
Net assets received in connection with reorganization–Note 1	–	8,745,432
Dividends reinvested	6,767,044	5,845,593
Cost of shares redeemed	(46,947,755)	(48,883,084)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,749,574)**	**15,076,163**
Total Increase (Decrease) in Net Assets	**3,580,809**	**13,756,824**
Net Assets ($):		
Beginning of Period	191,094,030	177,337,206
End of Period	**194,674,839**	**191,094,030**
Undistributed investment income–net	263,370	281,318
Capital Share Transactions (Shares):		
Shares sold	2,910,486	4,699,351
Shares issued for dividends reinvested	540,737	472,505
Shares redeemed	(3,739,520)	(3,954,123)
Net Increase (Decrease) in Shares Outstanding	**(288,297)**	**1,217,733**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	12.41	12.50	12.65	13.04	13.09
Investment Operations:					
Investment income−net[a]	.51	.47	.34	.23	.17
Net realized and unrealized gain (loss) on investments	.48	(.09)	(.05)	(.13)	.24
Total from Investment Operations	.99	.38	.29	.10	.41
Distributions:					
Dividends from investment income−net	(.52)	(.47)	(.44)	(.49)	(.46)
Net asset value, end of period	12.88	12.41	12.50	12.65	13.04
Total Return (%)	8.22	3.09	2.32	.81	3.17
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.93	.92	.90	.91	.92
Ratio of net expenses to average net assets	.65	.65	.65	.66	.80
Ratio of net investment income to average net assets	4.10	3.83	2.65	1.78	1.27
Portfolio Turnover Rate	288.09	246.50	198.10	1,082.63	1,916.62
Net Assets, end of period ($ x 1,000)	194,675	191,094	177,337	196,182	191,806

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Intermediate Term Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On September 22, 2006, pursuant to an Agreement and Plan of Reorganization previously Approved by the fund's shareholders, all of the assets, subject to liabilities, of the Founders Government Securities Fund, were transferred to the fund in exchange for shares of Beneficial Interest of the fund of equal value. Shareholders of the Founders Government Securities Fund received shares of the fund, in an amount equal to the aggregate net asset value of their respective investment in the Founders Government Securities Fund at the time of the exchange. The fund's net asset value on September 22, 2006 was $12.46 per share and a total of 702,040 shares, representing net assets of $8,745,432 (including $43,797 net unrealized appreciation on investments), were issued to shareholders of Founders Government Securities Fund in the exchange. The exchange was a tax free event to shareholders.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments, financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by cash collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $84,433 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Issuers in which the fund held investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $263,370, accumulated capital losses $11,625,907and unrealized appreciation $2,699,166.

The accumulated capital loss carryover is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $1,390,867 of the carryover expires in fiscal 2008, $7,623,197 expires in fiscal 2012, $886,712 expires in fiscal 2013 and $1,725,131 expires in fiscal 2014.

The tax characters of distributions paid to shareholders during the fiscal year ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $8,058,105 and $6,948,618, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums and expiration of capital loss carryover, the fund increased accumulated undistributed investment income-net by $160,341, increased accumulated net realized gain (loss) on investments by $4,368,461 and decreased paid-in capital by $4,528,802. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2007 was $1,973 with a related weighted average annualized interest rate of 5.16%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from January 1, 2007 through December 31, 2007 to reduce the management fee paid by the fund, to the extent that, the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .65% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $542,554 during the period ended December 31, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2007, the fund was charged $111,843 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2007, the fund was charged $157,728 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2007, the fund was charged $19,023 pursuant to the custody agreement.

During the period ended December 31, 2007, the fund was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consists of: management fees $99,063, chief compliance officer fees $3,616, custodian fees $21,410 and transfer agency per account fees $28,000, which are offset against an expense reimbursement currently in effect in the amount of $76,026.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions during the period ended December 31, 2007, amounted to $425,404,048 and $378,445,649, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) call/put options in order to gain exposure to, or protect against, changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended December 31, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding December 31, 2006	–	–		
Contracts written	139,900,000	418,635		
Contracts Terminated:				
Closed	104,300,000	279,201	308,239	(29,038)
Expired	14,000,000	17,544	–	17,544
Contracts outstanding December 31, 2007	**21,200,000**	**121,890**		

At December 31, 2007, the cost of investments for federal income tax purposes was $257,633,653; accordingly, accumulated net unrealized depreciation on investments was $2,764,795, consisting of $2,947,239 gross unrealized appreciation and $182,444 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus U.S. Treasury Intermediate Term Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus U.S. Treasury Intermediate Term Fund, including the statements of investments, financial futures and options written, as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus U.S. Treasury Intermediate Term Fund at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 12, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 100% of ordinary income dividends paid during the fiscal year ended December 31, 2007 as qualifying interest related dividends. For State individual income tax purposes, the fund hereby designates 79.62% of the ordinary income dividends paid during its fiscal year ended December 31, 2007 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Gordon J. Davis (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Partner in the law firm of Dewey and LeBoeuf LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 35

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

Lynn Martin (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its
  Council for the Advancement of Women from March 1993-September 2005

Other Board Memberships and Affiliations:
• AT&T Inc., a telecommunications company, Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Global Affairs
• Coca-Cola International Advisory Council
• Deutsche Bank Advisory Council

No. of Portfolios for which Board Member Serves: 9

———————

Daniel Rose (78)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate
  development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 32

———————

Philip L. Toia (74)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Private Investor

No. of Portfolios for which Board Member Serves: 19

Sander Vanocur (79)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 32

——————————

Anne Wexler (77)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus U.S. Treasury
Intermediate Term Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRGIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0072AR1207